SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Amendments to the Articles of Association and its Appendix.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 29, 2017	By:	/s/ Wang Zhiqing

	Name:	Wang Zhiqing

	Title:	President

Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

(A joint stock limited company incorporated in the People’s Republic of China)

AMENDMENTS TO THE ARTICLES OF

ASSOCIATION AND ITS APPENDIX

A notice convening the EGM of Sinopec Shanghai Petrochemical Company Limited to be held at North Building, Jinshan Hotel, No.1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 2 August 2017 at 2:00 p.m. is set out on page 6 of this circular. Whether or not you are able to attend the EGM in person, please complete the form of proxy of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the EGM or any adjournment thereof (as the case may be).

Shareholders who intend to attend the EGM should complete and return the notice of attendance for the EGM to the Company on or before Thursday, 13 July 2017. Notices of attendance and forms of proxy for the EGM were sent to holders of H shares on 16 June 2017. They are also available on the websites of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) and the Company (www.spc.com.cn).

Completion and return of the form of proxy of the Company will not preclude you from attending and voting in person at the EGM or any adjournment thereof (as the case may be) if you so wish.

A shareholder or his/her/its proxy shall produce necessary proof of identity and provide information which enables the Company to confirm his/her/its identity as a shareholder. For details, please refer to Part 2 of the Notice of EGM, “Registration procedures for attending the EGM”.

29 June 2017

CONTENTS

Page

Definitions	1

Letter from the Board	2

Notice of EGM	6

DEFINITIONS

In this circular, unless the context otherwise requires the following expressions shall have the following meanings:

“Articles of Association”	the articles of association of the Company

“Board”	the board of Directors of the Company

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in Shanghai (stock code: 600688) and New York (stock code: SHI)

“Director(s)”	the director(s) of the Company, including independent non-executive Directors

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	the Stock Exchange of Hong Kong Limited

“H Shareholder(s)”	the Shareholders of the Company who/which hold H shares of the Company

“Latest Practicable Date”	26 June 2017 being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein

“PRC” or “China”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Shareholder(s)”	the shareholder(s) of the Company

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00386) as well as in Shanghai (stock code: 600028), London (stock code: SNP) and New York (stock code: SNP)

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China)

Executive Directors:	Registered Office:
Wang Zhiqing	48 Jinyi Road
Wu Haijun	Jinshan District
Gao Jinping	Shanghai, PRC
Jin Qiang
Guo Xiaojun	Principal Place of Business
Zhou Meiyun	in Hong Kong:
Room 605
Non-executive Directors:	Island Place Tower
Lei Dianwu	510 King’s Road
Mo Zhenglin	Hong Kong

Independent non-executive Directors:
Zhang Yimin
Liu Yunhong
Du Weifeng
Pan Fei

29 June 2017

To the H Shareholders

Dear Sir or Madam,

AMENDMENTS TO THE ARTICLES OF

ASSOCIATION AND ITS APPENDIX

I.	INTRODUCTION

The purpose of this circular is to provide you with details of the resolution to be proposed for you to consider and approve as a special resolutions at the EGM and provide relevant information to enable you to make an informed decision on whether to vote for or against or abstain from voting at the resolution. Such resolution and details are set out in the letter from the Board.

At the EGM, a special resolution will be proposed to approve the amendments to the Articles of Association and its appendix.

LETTER FROM THE BOARD

II.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND ITS APPENDIX

In light of the production and operation needs of the Company and the advices of the Shareholders, the Board proposed to make the following amendments to the Articles of Association of the Company and its appendix. The amendments are set forth as follows:

1.	Proposed Amendments To Articles Of Association

Current Article in Articles of Association

Article 13

The Company’s scope of business include: crude oil processing, oil products, petrochemical products, synthetic fibres and monomers, plastic and plastic products, raw materials and products for knitting, catalyst preparation and spent solvent reclamation, supply of electricity, heat energy, water and gas, water processing, loading and unloading on railways, river transport, terminals, storage, design, research and development, “Four Technologies” services, property management, leasing of self-owned property, training of employee in the system, design, production of different types of advertisement, to conduct advertising by making use of the Company’s own media platform (in case of franchise operation, to operate the same by virtue of the relevant licence), quality technology services.

Article 82

Directors other than independent directors and shareholders complying with the relevant legal requirements may solicit voting rights at shareholders’ meetings from shareholders. Such soliciting must be without compensation, and information must be fully disclosed to the person being solicited.

Proposed Amendments to the Article

Article 13

The Company’s scope of business include: crude oil processing, oil products, petrochemical products, synthetic fibres and monomers, plastic and plastic products, raw materials and products for knitting, import and export of goods or technology, catalyst preparation and spent solvent reclamation, supply of electricity, heat energy, water and gas, water processing, loading and unloading on railways, river transport, terminals, storage, design, research and development, “Four Technologies” services, property management, leasing of self-owned property, training of employee in the system, design, production of different types of advertisement, to conduct advertising by making use of the Company’s own media platform (in case of franchise operation, to operate the same by virtue of the relevant licence), quality technology services.

Article 82

Directors other than independent directors and shareholders complying with the relevant legal requirements may solicit voting rights at shareholders’ meetings from shareholders. Such soliciting must be without compensation, and information must be fully disclosed to the person being solicited. There is no minimum shareholding limit for the person being solicited.

LETTER FROM THE BOARD

2.	Proposed Amendments to Rules of Procedures for the Board of Directors’ Meetings

Current Article in the Rules of Procedures

Article 3

Any of these special committees shall comprise directors only and the majority of their members shall be independent directors. The members of the audit committee shall be selected from non-executive directors and the majority of them shall be independent directors, at least one of which shall be an accounting professional.

Proposed Amendment to the Article

Article 3

Any of these special committees shall comprise directors only and the majority of the remuneration and appraisal committee, and the nomination committee members shall be independent directors. The members of the audit committee shall be selected from non-executive directors and the majority of them shall be independent directors, at least one of which shall be an accounting professional.

III.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

IV.	NOTICE OF EGM

The Company will convene the EGM at North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Wednesday, 2 August 2017 at 2:00 p.m.. The notice convening the EGM for the H Shareholders was published on the website of the Hong Kong Stock Exchange and the Company on 15 June 2017 and is set out on page 6 of this circular.

Whether or not you are able to attend the EGM in person, please complete the form of proxy of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the EGM or any adjournment thereof (as the case may be).

LETTER FROM THE BOARD

Pursuant to Rule 13.39 (4) of the Listing Rules, all votes at the EGM will be taken by poll and the Company will announce the results of the poll in the manner prescribed under Rule 13.39 (5) of the Listing Rules.

V.	RECOMMENDATION

The Directors consider that the resolution to be proposed at the EGM is fair and reasonable and is in the best interests of the Company and the Shareholders as a whole. The Directors (including the independent non-executive directors) recommend that the Shareholders to vote in favour of the resolution to be proposed at the EGM.

By Order of the Board

Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun

Joint Company Secretary

Notice of eGM

(A joint stock limited company incorporated in the People’s Republic of China)

NOTICE IS HEREBY GIVEN THAT the first extraordinary general meeting for 2017 (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) is to be held at North Building, Jinshan Hotel, No.1 Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 2 August 2017 at 2:00 p.m..

SPECIAL RESOLUTION

To consider and pass the following special resolution by way of non-cumulative voting:

(1)	The amendments to the Articles of Association of the Company and its appendix as proposed by the Board, and the authorisation to the secretary to the Board to, on behalf of the Company, transact all relevant matters in relation to such amendments regarding any applications, approvals, disclosures, registrations and filings (including wording amendments as requested by the regulatory authorities)

Details of the resolution proposed at the EGM will be set out in the circular of the Company to the holders of the Company’s H shares to be despatched by the Company in due course. The details will also be available on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk), and the Company (www.spc.com.cn).

By order of the Board

Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun

Joint Company Secretary

Shanghai, the PRC, 15 June 2017

Notice of eGM

Notes:

I.	Attendees of the EGM

1.	Eligibility for attending the EGM

Holders of A shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on 30 June 2017 are eligible to attend the EGM. Unregistered holders of H shares who wish to attend the EGM shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on 30 June 2017.

2.	Proxy

(1)	A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.

(2)	A proxy should be appointed by a written instrument signed by the shareholder or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)	To be valid, the power of attorney or other authorisation document(s) which has/have been notarised together with the completed form of proxy must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the EGM or any adjournment thereof (as the case may be). Holders of A shares shall deliver the relevant document(s) to the Company (the address is No. 48 Jinyi Road, Jinshan District Shanghai, the PRC, Postal code: 200540). Holder of H shares shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the shareholder will be deemed as having not attended the EGM and the relevant proxy form will be deemed void.

3.	The directors, the supervisors and the senior management of the Company

4.	The lawyers of the Company

5.	Others

II.	Registration procedures for attending the EGM

1.	A shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the EGM. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.	Shareholders who intend to attend the EGM should complete and return the reply slip of attendance for the EGM to the Company before 13 July 2017. For details, please refer to the reply slip of attendance for the EGM.

Notice of eGM

III.	Miscellaneous

1.	Each shareholder or his/her proxy shall exercise his/her voting rights by way of poll.

2.	The EGM is expected to last for less than a working day. Shareholders or their proxies who will attend the EGM shall be responsible for their own transportation and accommodation expenses.

3.	Notes to the holders of the Company’s H shares

Date of closure of register of shareholders in relation to the qualification of attending the EGM

The Company will close the register of members of the Company’s H shares from 3 July 2017 to 2 August 2017 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm its shareholders’ entitlement to attend the EGM. Holders of the Company’s H shares who wish to attend and vote at the EGM should lodge transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on 30 June 2017.

4.	The Secretariat for the EGM is: The Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited, the contact details are as follows:

No. 48 Jinyi Road, Jinshan District Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 5794 3143

Fax: (8621) 5794 0050